Domini Social Investments

532 Broadway, 9th Floor

New York, NY 10012

November 25, 2015

VIA EDGAR

Securities and Exchange Commission

Division of Investment Management

100 F Street, NE

Washington, D.C. 20549

Attn.: Mr. Edward Bartz

Re:  Domini Social Investment Trust (File Nos. 811-5823 and 33-29180)

Dear Mr. Bartz:

This letter is in response to oral comments we received from the Staff of the Securities and Exchange Commission (the “Commission”) on November 5, 2015, regarding Post-Effective Amendment No. 49 to the Trust’s Registration Statement on Form N-1A under the Securities Act of 1933 and Amendment No. 51 to the Trust’s Registration Statement under the Investment Company Act of 1940, (the “Amendment”) filed by the Domini Social Investment Trust (the “Registrant”) with the Commission on September 21, 2015. The Amendment was filed pursuant to Rule 485(a)(1) under the Securities Act of 1933, and is to be effective on November 30, 2015.

The Amendment was filed primarily to reflect certain changes to the investment strategies of the Domini Social Bond Fund.

A summary of the Staff’s comments regarding the Amendment and the Registrant’s responses are set forth below.

A. Prospectus

The following comments apply to the Funds’ Prospectuses:

1.	Inside Front Cover

Comment: The Staff notes that the “Keep in Touch with Domini” and “Sign Up for E-Delivery” boxes on the inside front cover of the prospectus are only allowed to be presented after the Response to Item 9 of Form N-1A.

Response: The Registrant will revise the disclosure to address the Staff’s comment.

November 25, 2015

2.	Domini Social Equity Fund

a.	Investment Objective

Comment: The Staff notes that the Domini Social Equity Fund’s investment objective refers to “long-term total return.” The Staff requests that the Fund add a definition of total return to the prospectus.

Response: The Registrant will add disclosure to address the Staff’s comment.

b.	Fee Table

(i) Comment: The Staff notes that a Contingent Deferred Sales Charge applies to Class A shares in certain circumstances. The Staff requests that a footnote regarding such charge be added to the Fee Table.

Response: The Registrant will add disclosure to address the Staff’s comment.

(ii) Comment: The Staff notes that the Other Expenses section of the Fee Table refers to a “Sponsorship Fee.” The Staff requests that the Fund consider whether “Administrative Fee” is a more appropriate description for the fee.

Response: The Registrant notes that the relevant agreement is titled as a “Sponsorship Agreement” and refers to compensation of the “Sponsor” for certain services. The Registrant respectfully submits that the current presentation of the “Sponsorship Fee” in the Fee Table is an accurate characterization of the fee as set forth in the Sponsorship Agreement between the Sponsor and the Trust and that no change to the disclosure is required.

(iii) Comment: The Staff notes that a footnote to the Fee Table indicates that the Fund’s adviser has contractually agreed to waive certain fees and/or reimburse certain ordinary operating expenses through November 30, 2016, absent an earlier modification by the Fund’s board. The Staff requests that the Trust file the applicable Fee Waiver Agreement as an exhibit to the Fund’s Registration Statement on
Form N-1A.

Response: The Registrant confirms that it will file the applicable Fee Waiver Agreement as an exhibit to the Fund’s Registration Statement on Form N-1A.

November 25, 2015

c.	Principal Investment Strategy

i) Comment: In connection with Domini Social Equity Fund’s primary investment strategy, the Staff notes the Fund’s policy to invest, under normal circumstances, at least 80% of its assets in equity securities and “related investments with similar economic characteristics.” The Staff requests that the Registrant describe the securities that are “related investments with similar economic characteristics” in the principal investment strategy summary section of the prospectus. If the “related investments” are derivatives, the Staff also requests that the Fund explain supplementally how the derivatives are valued for purposes of this 80% test and confirm it will not use notional value for such purposes.

Response: The Registrant will revise the disclosure to address the Staff’s comment. The Registrant notes that, for purposes of determining compliance with the Fund’s 80% test, the Fund values derivative instruments based on their market value.

ii) Comment: The Staff noted that the Fund includes the word “social” in its name. The Staff requested that the Fund adopt a policy under which it will invest at least 80% of its assets in securities that meet the Fund’s standards for social responsible investing in accordance with Rule 35d-1 under the Investment Company Act of 1940, as amended.

Response: The Registrant notes that Rule 35d-1 requires that a fund with a name that suggests that the fund focuses its investments in a particular type of investment or industry adopt a policy to invest, under normal circumstances, at least 80% of its net assets in the particular type of investment or industry suggested by the fund’s name. However, the Staff stated in the releases proposing and adopting Rule 35d-1 that the rule does not apply to a fund name that connotes a type of investment strategy. The Registrant notes that the term “social” in the Fund’s name refers to the Fund’s investment strategy, pursuant to which potential investments are evaluated against certain social and environmental standards. Moreover, the words “Domini Social” in the Fund’s name also refer to the Fund’s investment adviser, Domini Social Investments LLC. Accordingly, the Registrant respectfully submits that it is not necessary for the Fund to adopt an 80% policy with respect to the inclusion of the word “social” in the Fund’s name.

(iii) Comment: In the principal investment strategy paragraph of the Summary section of the prospectus, the Staff notes that there is a reference to the “Socially Responsible Investing” section of the prospectus. The Staff requests that Registrant add a page number cross-reference to this statement.

November 25, 2015

Response: The Registrant will revise the disclosure to address the Staff’s comment.

d.	Principal Risks

(i) Comment: The Staff notes that the Registrant includes “Portfolio Turnover Risk” as a principal risk of the Fund and requests that the Registrant confirm whether high portfolio turnover is employed as an element of the Fund’s principal investment strategy that would require disclosure in the “Principal Investment Strategy” section of the prospectus.

Response: The Registrant confirms that high portfolio turnover is not employed by the Fund as an element of the Fund’s principal investment strategy that would require disclosure in the “Principal Investment Strategy” section of the prospectus. However, the implementation of the Fund’s investment strategy may, from time to time, result in high portfolio turnover rates. Other factors, including shareholder activity, may also affect portfolio turnover rates. The Registrant notes that it has included a portfolio turnover risk factor to address recent high portfolio turnover rates.

(ii) Comment: The Staff notes that the Registrant includes “Sector Concentration Risk” as a principal risk of the Fund and requests that the Registrant confirm whether sector concentration is employed as an element of the Fund’s principal investment strategy that would require disclosure in the “Principal Investment Strategy” section of the prospectus.

Response: The Registrant confirms that sector concentration is not employed by the Fund as an element of the Fund’s principal investment strategy that would require disclosure in the “Principal Investment Strategy” section of the prospectus. However, the implementation of the Fund’s investment strategy may, from time to time, result in sector concentrations. The Registrant notes that it has included a sector concentration risk factor to address the possibility of sector concentrations resulting from the implementation of the Fund’s investment strategy.

November 25, 2015

3.	Domini International Equity Fund

a.	Investment Objective

Comment: The Staff notes that the Domini International Fund’s investment objective refers to “long-term total return.” The Staff requests that the Fund add a definition of total return to the prospectus.

Response: The Registrant will add disclosure to address the Staff’s comment.

b.	Fee Table

(i) Comment: The Staff notes that a Contingent Deferred Sales Charge applies to Class A shares in certain circumstances. The Staff requests that a footnote regarding such charge be added to the Fee Table.

Response: The Registrant will add disclosure to address the Staff’s comment.

(ii) Comment: The Staff notes that a footnote to the Fee Table indicates that the Fund’s adviser has contractually agreed to waive certain fees and/or reimburse certain ordinary operating expenses through November 30, 2016, absent an earlier modification by the Fund’s board. The Staff requests that the Trust file the applicable Fee Waiver Agreement as an exhibit to the Fund’s Registration Statement on
Form N-1A.

Response: The Registrant confirms that it will file the applicable Fee Waiver Agreement as an exhibit to the Fund’s Registration Statement on Form N-1A.

c.	Principal Investment Strategy

i) Comment: In connection with International Fund’s primary investment strategy, the Staff notes the Fund’s policy to invest, under normal circumstances, at least 80% of its assets in equity securities and “related investments with similar economic characteristics”. The Staff requests that the Registrant describe the securities that are “related investments with similar economic characteristics” in the principal investment strategy summary section of the prospectus. If the “related investments” are derivatives, the Staff also requests that the Fund explain supplementally how the derivatives are valued for purposes of this 80% test and confirm it will not use notional value for such purposes.

Response: The Registrant will revise the disclosure to address the Staff’s comment. The Registrant notes that, for purposes of determining compliance with the Fund’s 80% test, the Fund values derivative instruments based on their market value.

November 25, 2015

(ii) Comment: The Staff notes that the Fund’s name includes the word “international”. The Staff request that the Registrant expressly describe how the Fund will invest asset in investments “that are tied economically to a number of countries through the world” in the principal investment strategy section of the summary prospectus. The Staff also referenced Investment Company Release No. 24824, note 42 (dated January 17, 2001).

Response: The Registrant notes that it will add disclosure stating that the International Fund normally invests at least 40% of its assets in companies tied economically to countries outside the United States.

d.	Principal Risks

(i) Comment: The Staff notes that the Registrant includes “Portfolio Turnover Risk” as a principal risk of the Fund and requests that the Registrant confirm whether high portfolio turnover is employed as an element of the Fund’s principal investment strategy that would require disclosure in the “Principal Investment Strategy” section of the prospectus.

Response: The Registrant confirms that high portfolio turnover is not employed by the Fund as an element of the Fund’s principal investment strategy that would require disclosure in the “Principal Investment Strategy” section of the prospectus. However, the implementation of the Fund’s investment strategy may, from time to time, result in high portfolio turnover rates. Other factors, including shareholder activity, may also affect portfolio turnover rates. The Registrant notes that it has included a portfolio turnover risk factor to address recent high portfolio rates.

(ii) Comment: The Staff notes that the Registrant includes “Geographic Concentration Risk” as a principal risk of the Fund and requests that the Registrant confirm whether geographic concentration is employed as an element of the Fund’s principal investment strategy that would require disclosure in the “Principal Investment Strategy” section of the prospectus.

Response: The Registrant confirms that geographic concentration is not employed by the Fund as an element of the Fund’s principal investment strategy that would require disclosure in the “Principal Investment Strategy” section of the prospectus. However, the implementation of the Fund’s investment strategy may, from time to time, result in geographic concentrations. The Registrant notes that has included a geographic concentration risk factor to address the possibility of geographic concentrations resulting from the implementation of the Fund’s investment strategy.

November 25, 2015

4.	Domini Social Bond Fund

a.	Investment Objective

Comment: The Staff notes that the Domini Social Bond Fund’s investment objective refers to a high level of current income and “total return.” The Staff requests that the Fund add a definition of “total return” to the prospectus.

Response: The Registrant will add disclosure to address the Staff’s comment.

b.	Fee Table

Comment: The Staff notes that a footnote to the Fee Table indicates that the Fund’s adviser has contractually agreed to waive certain fees and/or reimburse certain ordinary operating expenses through November 30, 2016, absent an earlier modification by the Fund’s board. The Staff requests that the Trust file the applicable Fee Waiver Agreement as an exhibit to the Fund’s Registration Statement on
Form N-1A.

Response: The Registrant confirms that it will file the applicable Fee Waiver Agreement as an exhibit to the Fund’s Registration Statement on Form N-1A.

c.	Principal Investment Strategy

i) Comment: The Staff notes that the Bond Fund’s principal investment strategy indicates that it maintains an effective duration within two years (plus or minus) of the portfolio duration of the securities comprising the the Fund’s benchmark. The Staff requests that Registrant add a duration example in response to Item 9 of Form N-1A which is reflective of portfolio duration.

Response: The Registrant will add disclosure to address the Staff’s comment.

ii) Comment: The Staff notes that the Bond Fund’s principal investment strategy indicates that some investments may be “un-rated, lower-rated, or illiquid.” The Staff request that Registrant add a “junk bond” parenthetical in that sentence.

Response: The Registrant will add disclosure to address the Staff’s comment.

November 25, 2015

d.	Principal Risks

(i) Comment: The Staff notes that the Registrant references investment in non-US entities in the principal investment strategy section of the prospectus summary. The Staff requests that the Fund add “Foreign Investment Risk” as a principal risk of the Fund because it invests in non-US entities.

Response: The Registrant will add disclosure to address the Staff’s comment.

(ii) Comment: The Staff notes that the Registrant references investment in mortgage- and asset-backed securities. The Staff requests that the Fund add mortgage- and asset-backed securities risk to the principal risks of the Fund. The Staff also requests that mortgage- and asset-backed risks also be added to the more on risks section in the full prospectus.

Response: The Registrant will add disclosure to address the Staff’s comment.

(iii) Comment: The Staff notes that the Registrant includes “Portfolio Turnover Risk” as a principal risk of the Fund and requests that the Registrant confirm whether high portfolio turnover is employed as an element of the Fund’s principal investment strategy that would require disclosure in the “Principal Investment Strategy” section of the prospectus.

Response: Registrant confirms that high portfolio turnover is not employed by the Fund as an element of the Fund’s principal investment strategy that would require disclosure in the “Principal Investment Strategy” section of the prospectus. However, the implementation of the Fund’s investment strategy may, from time to time, result in high portfolio turnover rates. Other factors, including shareholder activity, may also affect portfolio turnover rates. The Registrant notes that it has included a portfolio turnover risk factor to address recent high portfolio turnover rates.

(iv) Comment: The Staff notes that the Registrant includes “Sector Concentration Risk” as a principal risk of the Fund and requests that the Registrant confirm whether sector concentration is employed as an element of the Fund’s principal investment strategy that would require disclosure in the “Principal Investment Strategy” section of the prospectus.

Response: The Registrant confirms that sector concentration is not employed by the Fund as an element of the Fund’s principal investment strategy that would require disclosure in the “Principal Investment Strategy” section of the prospectus. However, the implementation of the Fund’s investment strategy may, from time to time, result in sector concentrations. The Registrant notes that it has included a sector concentration risk factor to address the possibility of sector concentrations resulting from the implementation of the Fund’s investment strategy.

November 25, 2015

5.	All Funds

a.	Principal Risks

(i) Comment: The Staff notes that the Registrant references Valuation Risk in the main risk section of the prospectus for all three Funds. The Staff requests that Valuation Risk be added to the Principal Risk of each Fund in the summary section of the prospectus.

Response: The Registrant will add disclosure to address the Staff’s comment.

B.	Statement of Additional Information

The following comments apply to the Funds’ Statement of Additional Information:

(i) Comment: The Staff referred to the Swaps and Related Investments section on page 13. The Staff requested that the Registrant disclose that when a Fund is a protection seller in a credit default swap it will segregate assets equivalent to the full notional value of the swap.

Response: The Registrant will add disclosure to address the Staff’s comment.

(ii) Comment: The Staff referred to Fundamental Investment Restriction 7 applicable to the Equity Fund and noted that the Fund has a fundamental policy which states that the Fund may not invest more than 25% of its assets in any one industry except that if an investment objective or strategy of the Fund is to match the performance of an index and the stocks in a single industry compose more than 25% of such index, the Fund may invest more than 25% of its assets in that industry. The Staff noted that the policy appears to reserve the Fund’s ability to concentrate. The Staff noted that funds are not permitted to reserve the ability to concentrate.

Response: The Registrant believes that the policy does not reserve the right to concentrate. Rather, the Registrant believes that the policy merely acknowledges that, to the extent that an index to which the Fund’s securities holdings correspond is concentrated in an industry, the Fund may also be so concentrated. The Registrant also notes that the Fund’s concentration policy is a fundamental policy that cannot be changed without shareholder approval. The Registrant further notes that, as a practical matter, it is not currently the investment objective or the investment strategy of the Fund to match the performance of an index.

(iii) Comment: The Staff referred to Fundamental Investment Restriction 8 applicable to the International Fund and noted that the Fund may not invest more

November 25, 2015

than 25% of its assets in any one industry except that all or any portion of the assets of the Fund may be invested in one or more investment companies, to the extent not prohibited by the 1940 Act. The Staff requested the addition of explanatory language clarifying that if the Fund invests in other investment companies it will consider the industries of the underlying fund’s portfolio investments for purposes of applying this concentration restriction.

Response: The Registrant notes that, to the extent the Fund invests in unaffiliated underlying funds, the Fund does not have real-time access to portfolio holdings information for such unaffiliated underlying funds. Therefore, the Fund is not able to monitor the portfolio holdings of unaffiliated underlying funds for purposes of determining compliance with the Fund’s concentration policy. Accordingly, the Registrant has added disclosure to the Statement of Additional information noting that while the Fund does not intend to concentrate its investments in a particular industry, the Fund may indirectly concentrate in a particular industry or group of industries through its investments in one or more unaffiliated underlying funds. The Registrant notes that it does not currently intend to invest in affiliated underlying funds.

(iv) Comment: The Staff noted that the Bond Fund has a fundamental policy which states that the Fund may not concentrate its investments in any particular industry, but if it is deemed appropriate for the achievement of the Fund’s investment objective, up to 25% of its assets, may be invested in any one industry, except that positions in futures contracts shall not be subject to this restriction. The Staff asked the Registrant to provide support for the exclusion of future contracts from the concentration policy.

Response: The Registrant notes that futures contracts are excluded from the concentration policy because futures contracts themselves are not an industry. As previously discussed with the Staff, the Registrant confirms that the industry associated with the underlying issuer of the security that is the subject of a futures contract is considered when monitoring the 25% industry concentration investment restriction.

November 25, 2015

C. General Comment

Comment: You asked that the Registrant provide a letter to the Commission that includes certain “Tandy” acknowledgments.

Response: Attached is a letter from the Registrant to the Commission that contains the requested acknowledgements.

* * * * * *

We hope that this letter addresses your comments with respect to the Amendment If you should have any further questions, please do not hesitate to contact me at 212-217-1114.

Sincerely,

/s/ Megan L. Dunphy

Megan L. Dunphy

General Counsel

cc:	Toby R. Serkin, Esq.
Jeremy Kantrowitz, Esq.